Exhibit 4.4

STOCK OPTION AGREEMENT

(Nonqualified Stock Option)

Name of Executive:	Larry C. Barenbaum

Date of Grant:	January 29, 2011

Number of Shares:	1,350,000

Exercise Price Per Share:	$5.73

This STOCK OPTION AGREEMENT (the “Agreement”) is made effective as of the January 29, 2011 between Christopher & Banks Corporation (the “Company”) and Larry Barenbaum, the newly elected Chief Executive Officer of the Company (the “Executive”), to record the granting of an employee inducement award authorized by the Company’s Board of Directors (the “Board”) pursuant to the New York Stock Exchange Listed Company Manual Rule 308A.08 (the “Board Authorization”).

The option represented by this Agreement is intended to be made in lieu of any future long-term incentive equity grants to Executive for the three-year period beginning on January 10, 2011, the date of the Executive’s election as Chief Executive Officer, and ending on January 10, 2014.

1.             Grant of Option:  In accordance with the Board Authorization, the Company hereby grants to the Executive, effective as of the date of grant listed above, subject to the terms and conditions of this Agreement, a non-qualified option to purchase from the Company an aggregate of 1,350,000 shares of common stock ($.01 par value) of the Company (the “Common Stock”) at the purchase price of $5.73 per share, such option to be exercisable as hereinafter provided.

2.             Expiration Date:  This option shall expire on the 10-year anniversary of the date of grant (the “Expiration Date”).

3.             Exercise of Option:  Subject to Section 8 hereof and the last sentence of this Section 3, this option shall become exercisable with respect to 450,000 shares of Common Stock on the first anniversary of the date of grant of this option, with respect to an additional 450,000 shares on the second anniversary of the date of grant, and with respect to the remaining 450,000 shares on the third anniversary of the date of grant, and so long as Executive is still serving as Chief Executive Officer of the Company on each such date, as reflected in the following table:

Number of Shares to Which Option First Becomes Exercisable	Cumulative Number	Date on Which Becomes Exercisable

450,000	450,000	January 29, 2012
450,000	900,000	January 29, 2013
450,000	1,350,000	January 29, 2014

This option may be partially exercised from time to time within such percentage limitations.  This option may not be exercised after the Expiration Date.  Notwithstanding the foregoing, this option shall not be exercisable for a fractional share of Common Stock.  Any exercise of this option shall be made in writing, using such form as is approved by the Company and duly executed and delivered to the Company specifying the number of shares as to which the option is being exercised.  Notwithstanding the vesting schedule set forth in the first paragraph of this Section 3, effective immediately prior to a “Change in Control” (as such term is defined in Appendix A hereto), this option, to the extent it shall not otherwise have become vested and exercisable, shall automatically become fully and immediately vested and exercisable.

4.             Payment of Option Price:  On the date of any exercise of this option, the purchase price of the shares as to which this option is being exercised shall be due and payable and shall be made (i) in cash or by cash equivalent acceptable to the Compensation Committee of the Board of Directors (the “Committee”); (ii) by delivery of shares of Common Stock held by the Executive and registered in the name of the Executive, duly assigned to the Company with the assignment guaranteed by a bank, trust company or member firm of the New York Stock Exchange, and with all necessary transfer tax stamps affixed, any such shares so delivered to be deemed to have a value per share equal to the “Fair Market Value” (as such term is defined in Appendix A hereto) of the shares on such date; (iii) by having the Company withhold a portion of the shares of Common Stock otherwise to be delivered upon exercise of the option having an aggregate Fair Market Value on such date equal to the exercise price; (iv)through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the exercise price; or (v) by a combination of the methods described above as approved by the Committee.

5.             Option Nontransferable:  This option is not transferable otherwise than by will or the laws of descent or distribution and is exercisable during the Executive’s lifetime only by the Executive or his or her guardian or legal representative.

6.             Rights as a Shareholder:  The Executive shall have no rights as a shareholder with respect to any of the shares covered by this option until the date of issuance to the Executive of a stock certificate or other evidence of the issuance for such shares, and no adjustment shall be made for any dividends or other rights if the record date of such dividends or other rights is prior to the date such stock certificate or other evidence of the issuance for such shares is issued.

7.             General Restrictions:  The Company will not be obligated to issue shares of Common Stock covered by this option if counsel to the Company determines that such issuance would violate any law or regulation of any governmental authority or any agreement between the Company and the New York Stock Exchange or any other national securities exchange upon which the Common Stock is quoted or listed.  In connection with any issuance or transfer, the person acquiring the shares shall, if requested by the Company, give assurances satisfactory to counsel to the Company regarding such matters as the Company may deem desirable to assure compliance with all legal requirements.  This option shall be subject to the requirement that if at any time the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares subject to this option on the New York Stock Exchange, any securities exchange or under any state or federal law, or that the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with, this option or the issue or purchase of shares under this option, this option shall be subject to the condition that such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

8.             Termination of Employment:

(1)           The option granted pursuant to this Agreement shall terminate immediately upon the termination of the Executive’s employment by the Company for “cause” (as such term is defined in Appendix A hereto).  If the Executive’s employment is terminated as a result of the Executive’s permanent and total disability (within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended) or death, the option granted pursuant to this Agreement may be exercised by the Executive’s legal representative, heir or devisee, as appropriate within one year from the date of disability or death.  If the Executive’s employment is terminated by Executive or the Company for any reason other than “cause” (as such term is defined in Appendix A hereto), permanent and total disability or death, such option may be exercised within ninety (90) days following the date of termination.  Notwithstanding the preceding sentence, the Company may terminate and cancel such option during the ninety (90) day period referred to in the preceding sentence if the Board or the Committee has determined that the Executive has, before or after the termination of employment, materially breached the terms of any agreement between Executive and the Company including any employment, confidentiality, or noncompete agreement, violated in a material way any Company policy or engaged in any other act that can be reasonably expected to cause substantial economic or reputational injury to the Company.  Notwithstanding the foregoing, such option (or any portion thereof) which is not exercisable on the date of termination of employment shall not be exercisable thereafter without the consent of the Committee.

(2)           Nothing contained in this Section shall be interpreted or have the effect of extending the period during which an option may be exercised beyond the Expiration Date provided in this Agreement or established by law or regulation.  Death of the Executive subsequent to termination shall not extend such period.  Whether a leave of absence shall constitute a termination of employment for purposes of this Agreement shall be determined by the Committee in its sole discretion, and in the event the Committee has so determined, the Committee shall provide written notice of its determination to the Executive.

9.             Adjustment of Shares:

(1)           In the event there is any recapitalization in the form of a stock dividend, distribution, split, subdivision or combination of shares of Common Stock of the Company, resulting in an increase or decrease in the number of shares of Common Stock outstanding, the number of shares of Common Stock covered by this option and the exercise price per share under this option shall be increased or decreased proportionately, as the case may be, without change in the aggregate exercise price.

(2)           If, pursuant to any reorganization, sale or exchange of assets, consolidation or merger, outstanding Common Stock of the Company is or would be exchanged for other securities of the Company or of another corporation which is a party to such transaction, or for property, this option shall apply to the securities or property into which the Common Stock covered hereby would have been changed or for which such Common Stock would have been exchanged had such Common Stock been outstanding at the time.

10.           No Employment Rights:  Neither the Plan nor this option shall confer upon the Executive any right with respect to continuance of employment by the Company or any subsidiary nor shall they interfere in any way with the right of the Company or any subsidiary by which the Executive is employed to terminate the employment of the Executive at any time, with or without cause.

11.           Notices:  All notices to the Company shall be in writing and sent by certified or registered mail, postage prepaid, to the General Counsel of the Company at the Company’s offices at 2400 Xenium Lane North, Plymouth, Minnesota 55441 or such other address as the Company shall from time to time notify the Executive in writing.  All notices to the Executive shall be in writing and sent by certified or registered mail, postage prepaid, to the Executive at the address set forth on the signature page(s) hereof or such address as the Executive shall from time to time notify the Company in writing.  All notices shall be deemed to have been given when mailed.

12.           Arbitration.  Any dispute arising out of or relating to this Agreement or the alleged breach of it shall be discussed between the disputing parties in a good faith effort to arrive at a mutual settlement of any such controversy.  If, notwithstanding such efforts, such dispute cannot be resolved, such dispute shall be settled by binding arbitration, which a party may compel by providing written notice thereof to the other party hereto.  Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The arbitrator shall be a retired state or federal judge or an attorney who has practiced securities or business litigation for at least 10 years.  If the parties cannot agree on an arbitrator within 20 days of receipt of the notice requesting arbitration, any party may request that the chief judge of the District Court for Hennepin County, Minnesota, select an arbitrator.  Arbitration will be conducted pursuant to the provisions of this Agreement and the commercial arbitration rules of the American Arbitration Association, unless such rules are inconsistent with the provisions of this Agreement.  Limited civil discovery shall be permitted for the production of documents, but not for the taking of depositions.  Unresolved discovery disputes may be brought to the attention of the arbitrator who may dispose of such dispute.  The arbitrator shall have the authority to award any remedy or relief that a court of this state could order or grant; provided, however, that punitive or exemplary damages shall not be awarded.  The arbitrator may award to the prevailing party, if any, as determined by the arbitration, all of its costs and fees, including the arbitrator’s fees, administrative fees, travel expenses, out-of-pocket expenses and reasonable attorneys’ fees.  Unless otherwise agreed by the parties, the place of any arbitration proceedings shall be Hennepin County, Minnesota.

13.           Tax Matters:

(1)           Due to the complex nature of the tax laws, the Executive is urged to consult his or her personal tax advisor prior to exercising the option.  The Company makes no warranties or representations whatsoever to the Executive regarding the tax consequences of this grant, the exercise of any options or any other matter.

(2)           In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal or state payroll, withholding, income or other taxes, which are the sole and absolute responsibility of the Executive, are withheld or collected from the Executive.  In accordance with such rules as may be adopted by the Committee, the Executive may elect to satisfy the Executive’s federal and state income tax withholding obligations arising from the exercise of the option by (i) delivering cash, a check (bank check, certified check or personal check) or a money order payable to the Company on or before the option exercise date, (ii) having the Company withhold a portion of the shares of Common Stock otherwise to be delivered upon exercise of the option having a Fair Market Value equal to the amount of such taxes, (iii) delivering to the Company on or before the option exercise date shares of Common Stock already owned by the Executive having a Fair Market Value equal to the amount of such taxes, or (iv) a combination of the methods described above, as determined by the Committee.  The Company will not deliver any fractional share of Common Stock but will pay, in lieu thereof, the Fair Market Value of such fractional share.  The Executive’s election regarding satisfaction of federal and state income tax withholding obligations must be made on or before the option exercise date.

14.           Governing Law:  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to the principles of conflicts of laws.

IN WITNESS WHEREOF, the Company and the Executive have caused this Agreement to be executed on the date set forth opposite the respective signatures.  It is further understood that the date of grant may differ from the date of signature.

Dated as of:	February 17, 2011	Christopher & Banks Corporation

		By:	/s/ Luke R. Komarek
Luke R. Komarek

Its: Senior Vice President, General Counsel

Dated as of:	February 21, 2011	Executive

/s/ Larry C. Barenbaum
Larry C. Barenbaum

		Address:	11020 1st Ave No.
Plymouth, MN 55441

Appendix A

Certain Definitions

Affiliate.  As used in this Agreement, the term “Affiliate” means (i) any entity that would be treated as an “affiliate” of the Company for purposes of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (ii) any joint venture or other entity in which the Company has a direct or indirect beneficial ownership interest representing at least one-third (1/3) of the aggregate voting power of the equity interests of such entity or one-third (1/3) of the aggregate fair market value of the equity interests of such entity, as determined by the Committee.

Cause.  As used in this Agreement, the term “cause” shall mean a determination by the Committee that the Executive (i) has been convicted of, or entered a plea of nolo contendere to, a crime that constitutes a felony under Federal or state law, (ii) has engaged in willful gross misconduct in the performance of the Executive’s duties to the Company or an Affiliate or (iii) has committed a material breach of any written agreement with the Company or any Affiliate with respect to confidentiality, noncompetition, nonsolicitation or similar restrictive covenant; provided, that, in connection with clause (iii), Executive shall first have received a written notice from the Company’s Board Chair (or Lead Director, if Executive is, at the time, the Board Chair), that summarizes and reasonably describes the manner in which Executive has materially breached such agreement and, to the extent such breach is capable of being cured, Executive shall have fourteen (14) days to cure the same, but the Company shall not be required to give written notice of, nor shall Executive have a period to cure, the same or any similar breach which was the subject of an earlier written notice under this Appendix A.  In the event that Executive is a party to an employment or severance agreement with the Company or any affiliate that defines a termination on account of “Cause” (or a term having similar meaning), such definition shall apply as the definition of a termination on account of “Cause” for purposes hereof, but only to the extent that such definition provides the Executive with greater rights.  A termination on account of Cause shall be communicated by written notice to the Executive, and shall be deemed to occur on the date such notice is delivered to the Executive.

Change in Control.  As used in this Agreement, a “Change in Control” shall be deemed to have occurred upon:

(i)            the occurrence of (A) an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a percentage of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Company Voting Securities”) (but excluding (1) any acquisition directly from the Company (other than an acquisition by virtue of the exercise of a conversion privilege of a security that was not acquired directly from the Company), (2) any acquisition by the Company or an Affiliate and (3) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate) (an “Acquisition”) that is thirty percent (30%) or more of the Company Voting Securities; and (B) the termination of employment, within six (6) months following the Acquisition, of the individual who is the Chief Executive Officer of the Company immediately prior to the Acquisition, for any reason other than death, disability, Cause, or voluntary resignation (but excluding any termination that constitutes a Constructive Termination or any resignation that was requested by the Board or any such Person (or its employees or representatives) that completes an Acquisition);

(ii)           at any time during a period of two (2) consecutive years or less, individuals who at the beginning of such period constitute the Board (and any new directors whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason (except for death, Disability or voluntary retirement) to constitute a majority thereof;

(iii)          an Acquisition that is fifty percent (50%) or more of the Company Voting Securities;

(iv)          the consummation of a merger, consolidation, reorganization or similar corporate transaction, whether or not the Company is the surviving company in such transaction, other than a merger, consolidation, or reorganization that would result in the Persons who are beneficial owners of the Company Voting Securities outstanding immediately prior thereto continuing to beneficially own, directly or indirectly, in substantially the same proportions, at least fifty percent (50%) of the combined voting power of the Company Voting Securities (or the voting securities of the surviving entity) outstanding immediately after such merger, consolidation or reorganization;

(v)           the sale or other disposition of all or substantially all of the assets of the Company;

(vi)          the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company; or

(vii)         the occurrence of any transaction or event, or series of transactions or events, designated by the Board in a duly adopted resolution as representing a change in the effective control of the business and affairs of the Company, effective as of the date specified in any such resolution.

Constructive Termination shall mean a termination of employment by the Executive within sixty (60) days following the occurrence of any one or more of the following events without the Executive’s written consent:  (i) any reduction in position, title, overall responsibilities, level of authority, level of reporting, base compensation, annual incentive compensation opportunity, aggregate employee benefits or (ii) a request that the Executive’s location of employment be relocated by more than fifty (50) miles.  In the event that Executive is a party to an employment agreement with the Company or any Affiliate (or a successor entity) that defines a termination on account of “Constructive Termination”, “Good Reason” or “Breach of Agreement” (or a term having a similar meaning), such definition shall apply as the definition of Constructive Termination for purposes hereof in lieu of the foregoing, but only to the extent that such definition provides the Executive with greater rights.  A Constructive Termination shall be communicated by written notice to the Committee, and shall be deemed to occur on the date such notice is delivered to the Committee, unless the circumstances giving rise to the Constructive Termination are cured within five (5) days of such notice.

Fair Market Value of a share of Common Stock as of a given date shall be the closing sale price of a share of Common Stock as reported on the New York Stock Exchange on such date or, if the shares are not traded on the New York Stock Exchange on such date, on the most recent preceding date when the shares were so traded.  If Common Stock is not listed on the New York Stock Exchange on the date as of which Fair Market Value is to be determined, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate.